# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IN8BIO, INC., CIK 0001740279
CUSIP: 45674E208
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: EMPIRE STATE BUILDING, 350 5TH AVENUE, SUITE 5330, NEW YORK, New York (NY), 10118
Date of event which requires filing of this statement: 12/22/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001404574

## Reporting persons
- 683 Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 770,445; sole dispositive power 0; shared dispositive power 770,445; aggregate amount beneficially owned 770,445 (7.86% of the class)
  Comment: * Includes warrants to purchase 45,808 Common Shares.
- 683 Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 770,445; sole dispositive power 0; shared dispositive power 770,445; aggregate amount beneficially owned 770,445 (7.86% of the class)
  Comment: * Includes warrants to purchase 45,808 Common Shares.
- Ari Zweiman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 770,445; sole dispositive power 0; shared dispositive power 770,445; aggregate amount beneficially owned 770,445 (7.86% of the class)
  Comment: * Includes warrants to purchase 45,808 Common Shares.

## Item 1. Issuer
Name of issuer: IN8BIO, INC.
Address of issuer's principal executive offices:
EMPIRE STATE BUILDING, 350 5TH AVENUE, SUITE 5330, NEW YORK, NEW YORK
10118

## Item 2. Person Filing
Name of person filing:
683 Capital Management, LLC

683 Capital Partners, LP

Ari Zweiman
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 1700 Broadway, Suite 4200, New York, New York 10019.
Citizenship:
683 Capital Management, LLC - DELAWARE

683 Capital Partners, LP - DELAWARE

Ari Zweiman - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 22, 2025, 683 Capital Partners, LP beneficially owned (i) 724,637 shares of Common Stock and (ii) warrants to purchase 45,808 shares of Common Stock which are currently exercisable.

683 Capital Management, LLC, as the investment manager of 683 Capital Partners, LP, may be deemed to have beneficially owned the (i) 724,637 shares of Common Stock and (ii) warrants to purchase 45,808 shares of Common Stock which are currently exercisable beneficially owned by 683 Capital Partners, LP.

Ari Zweiman, as the Managing Member of 683 Capital Management, LLC, may be deemed to have beneficially owned (i) 724,637 shares of Common Stock and (ii) warrants to purchase 45,808 shares of Common Stock which are currently exercisable beneficially owned by 683 Capital Management, LLC.

The following percentage is based on i) 4,634,396 shares of Common Stock outstanding on November 3, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ending September 30, 2025 plus ii) 5,127,029 shares of Common Stock issued by the Company in a private placement, as reported in the Form 8-K filed by the Issuer on December 19, 2025, plus c) 45,808 shares of Common Stock issuable upon exercise of currently exercisable warrants held by the Reporting Persons for a total of 9,807,233 shares.

As of December 22, 2025, the Reporting Persons may be deemed to have beneficially owned 770,445 shares of Common Stock, constituting approximately 7.86% of the outstanding shares of Common Stock.
Percent of class: 7.86
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Common Stock, par value $0.0001 per share, of IN8BIO, Inc. dated as of December 30, 2025 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Dated: December 30, 2025

683 CAPITAL MANAGEMENT, LLC

By: /s/ Ari Zweiman
Ari Zweiman,
Managing Member

683 CAPITAL PARTNERS, LP

By: /s/ Ari Zweiman
Ari Zweiman,
Authorized Person

/s/ Ari Zweiman
Ari Zweiman

## Signatures
- 683 Capital Management, LLC: Ari Zweiman, Managing Member (12/30/2025)
- 683 Capital Partners, LP: Ari Zweiman, Authorized Person (12/30/2025)
- Ari Zweiman: Ari Zweiman, Self (12/30/2025)